SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C.  20549

FORM 11-K

ANNUAL REPORT
 PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐           TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to _______________

Commission File Number 0-16211

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

DENTSPLY International Inc. 401(k) Savings Plan

 B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DENTSPLY International Inc. 221 West Philadelphia Street, York, Pennsylvania 17405-0872

REQUIRED INFORMATION

1. Financial Statements:

      The following financial information, including the Report of Independent Registered Public Accounting Firm thereon of the DENTSPLY International Inc. 401(k) Savings Plan are submitted herewith:

      Statements of Net Assets Available for Plan Benefits as of December 31, 2009 and 2008.

      Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 2009 and 2008.

      Supplemental Schedule of Assets (Held at End of Year) as of December 31, 2009.

2. Exhibits:

      The following exhibits are submitted herewith:

   Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm

SIGNATURE

      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DENTSPLY International Inc.
401(k) Savings Plan

Date: June 29, 2010	/s/	William R. Jellison
William R. Jellison
Senior Vice President, Chief Financial Officer and
Member of the DENTSPLY International Inc.
ESOP and 401(k) Committee

DENTSPLY International Inc. 401(k) Savings Plan

DENTSPLY International Inc.
401(k) Savings Plan

Financial Report

December 31, 2009

DENTSPLY International Inc. 401(k) Savings Plan

Table of Contents
December 31, 2009 and 2008

Page

Report of Independent Registered Public Accounting Firm	5

Financial Statements
Statements of Net Assets Available for Benefits	6
Statements of Changes in Net Assets Available for Benefits	7
Notes to Financial Statements	8

Supplementary Schedule
Schedule of Assets (Held at End of Year)	19

Report of Independent Registered Public Accounting Firm

To the Employee Retirement Committee
DENTSPLY International Inc. 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the DENTSPLY International Inc. 401(k) Savings Plan (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended.  The Plan’s management is responsible for these financial statements.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplementary schedule of assets (held at end of year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplementary schedule is the responsibility of the Plan’s management.  The supplementary schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ParenteBeard LLC
York, Pennsylvania
June 29, 2010

DENTSPLY International Inc. 401(k) Savings Plan

Statements of Net Assets Available for Benefits
December 31, 2009 and 2008

	2009	2008
Assets
Cash and cash equivalents	$62,189	$(1)

Investments, at fair value:
Shares of Registered Investment Companies:
Morgan Stanley International Equity, B	2,966,963	2,231,211
PIMCO Total Return Fund	3,251,630	1,821,819
TRP Balanced Fund	4,680,017	3,703,482
TRP Blue Chip Growth Fund	12,221,075	8,700,136
TRP Equity Income Fund	5,911,846	4,500,825
TRP Extended Equity Market Index	1,475,286	995,740
TRP Growth Stock Fund	6,860,310	5,005,576
TRP New Horizons Fund	3,617,473	2,430,912
TRP Retirement Income Fund	173,551	115,534
TRP Retirement 2005 Fund	470,018	236,951
TRP Retirement 2010 Fund	2,654,920	1,676,203
TRP Retirement 2015 Fund	2,603,049	1,558,944
TRP Retirement 2020 Fund	4,130,823	2,371,867
TRP Retirement 2025 Fund	4,604,749	2,585,548
TRP Retirement 2030 Fund	5,671,440	3,304,503
TRP Retirement 2035 Fund	5,430,852	2,495,438
TRP Retirement 2040 Fund	4,794,066	2,546,819
TRP Retirement 2045 Fund	1,888,553	761,243
TRP Retirement 2050 Fund	463,382	119,786
TRP Retirement 2055 Fund	217,774	77,708
TRP Science & Technology Fund	2,010,822	911,408
TRP Spectrum Income Fund	3,170,328	2,398,818
TRP Summit Cash Reserves	7,112,361	7,841,850
Shares of Common Trusts:
TRP Equity Index Trust	5,627,671	4,366,141
Common Stock:
DENTSPLY International Inc. Common Stock	14,774,713	11,598,016
Participant loans	2,730,437	2,384,892
Total Investments	109,514,109	76,741,373
Receivables:
Employer contribution receivable	5,273,500	4,985,205
Participants’ contributions	329,963	347,268
Total Receivables	5,603,463	5,332,473
Payables:
Refund of Excess Contributions	(671)	-

Net Assets Available for Benefits	$115,179,090	$82,073,845

See notes to financial statements

DENTSPLY International Inc. 401(k) Savings Plan

Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2009 and 2008

	2009	2008
Investment Income (Loss)
Net appreciation (depreciation) in fair value of investments	$23,400,767	$(39,608,305)
Interest and dividends	1,558,510	2,796,836

	24,959,277	(36,811,469)

Contributions
Employer	5,273,500	4,985,205
Participants	9,360,736	9,524,677
Participant rollovers	343,575	2,051,304

	14,977,811	16,561,186

Benefits Paid to Participants	(6,815,946)	(6,931,726)

Administrative Expenses	(15,897)	(10,744)

Net (Decrease) Increase	33,105,245	(27,192,753)

Net Assets Available for Benefits - Beginning of Year	82,073,845	109,266,598

Net Assets Available for Benefits - End of Year	$115,179,090	$82,073,845

See notes to financial statements

DENTSPLY International Inc. 401(k) Savings Plan

Notes to Financial Statements
December 31, 2009 and 2008

Note 1 - Description of Plan

The following brief description of the DENTSPLY International Inc. 401(k) Savings Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a contributory defined contribution plan covering all permanent full and part-time employees of DENTSPLY International Inc. (the “Company”) and its wholly-owned subsidiaries in the United States who are employed in or on temporary assignment outside the United States.  The Plan was established January 1, 1992, and amended, thereafter, several times.  It was restated to include all amendments on January 1, 2009.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Plan Administration

The Plan is administered by the Retirement Program Committee (the “Committee”).  At December 31, 2009 and 2008, T. Rowe Price Trust Company (“TRP”) was the trustee (the “Trustee”) and custodian of the Plan’s assets.  The Committee and Trustee of the Plan are appointed by the Board of Directors of the Company.  At December 31, 2009 and 2008, T. Rowe Price Trust Company was the record keeper of the Plan.

Officers or employees of the Company perform certain administrative functions.  No such officer or employees receive compensation from the Plan.

Participation

An employee may become a participant in the Plan as soon as administratively feasible following their employment date.  If the employee does not make an affirmative or negative election to participate, they will be automatically enrolled in the plan.

Contributions

Each year, participants may make pre-tax and post-tax (Roth) contributions up to 100 percent of their annual compensation, as defined by the Plan, in multiples of one percent except for certain highly compensated participants who are subject to limitations. Participants that are automatically enrolled in the Plan will be deemed to have elected a salary deferral contribution of 2%. Participants may change their deferral election at times throughout the year as defined in the Plan document. Participants may also contribute amounts representing rollovers from other qualified defined benefit or contribution plans. The Company does not make matching contributions to the Plan. Effective for the 2006 plan year and beyond, the Company, at the discretion of the Board of Directors, may make a non-elective contribution to eligible participants. Contributions are recognized in the period when earned as determined by the Company’s Board of Directors. Forfeitures are used to reduce the required Company contribution. As of December 31, 2009 forfeited non-elective contributions amounted to $196,554. These forfeitures were used to reduce the 2009 non-elective contribution that was paid in 2010.

DENTSPLY International Inc. 401(k) Savings Plan

Notes to Financial Statements
December 31, 2009 and 2008

Note 1 - Description of Plan (Continued)

Contributions (Continued)

The participants may direct their contributions into several different investment options. If a participant fails to provide such direction, including those participants automatically enrolled in the Plan, contributions are invested in the target maturity fund appropriate for the participant’s expected normal retirement age (65).

During the plan year 2007, the Plan was amended to state that the Company may amend or revoke a participant’s deferral election if the Company determines that such revocation or amendment is necessary to ensure that a participants annual addition for any Plan Year will not exceed the limitation of Section 5.6(b), or to ensure that the ADP nondiscrimination test is met for such Plan Year.

Service Rules

Employees are credited with a year of service for each plan year during which they have at least 1,000 hours of service and are employed on the last day of the year, unless there is a break in service as a result of death, disability, or retirement.

Participant Accounts

Each participant's account is credited with the participant’s contributions, employer contributions including forfeitures and an allocation of Plan earnings (including unrealized appreciation or depreciation of Plan assets) and charged with an allocation of administrative expenses, if any.  Allocations are based on participant earnings or account balances, as defined in the Plan Document.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions and earnings thereon.  If participants cease participation, other than by retirement, disability, or death, the vested interest in non-elective contributions to their accounts is dependent upon the years of credited service, as follows:

	Before 2007	After 2006
Years of Service	Percent Vested	Percent Vested
Less than 2	0%	0%
Less than 3	0	20
3	20	40
4	40	60
5	60	80
6	80	100
7 years and after	100	100

DENTSPLY International Inc. 401(k) Savings Plan

Notes to Financial Statements
December 31, 2009 and 2008

Note 1 - Description of Plan (Continued)

Payment of Benefits

Participants are entitled to receive a distribution equal to their vested account balances upon death, retirement, termination or permanent disability.   Participants may elect to receive benefits in either a lump-sum payment, or periodic installments as defined by the provisions of the Plan.  Assets may be withdrawn by participants in the case of personal financial hardship upon approval of the Plan Administrator.

During the plan year ended December 31, 2008, the Plan was amended pursuant to the Pension Protection Act of 2007, whereas, non-spousal beneficiaries of a deceased participant may elect a direct rollover to an IRA.

Participant Loans

Participants may borrow from their accounts the lesser of $50,000 or fifty percent of their vested account balance (subject to a $1,000 minimum loan balance). Participants are charged a $50 fee for loans, which is paid directly from their account. Loan terms may not exceed five years, except for loans to facilitate the purchase of a primary residence. The loans bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest are paid ratably through payroll deductions. Participants may not have more than two loans outstanding at the same time. During the Plan year 2007, the Plan was amended to state that access to Company Non-Elective Contribution balances is subject to the financial hardship conditions required under the hardship withdrawal provisions of the Plan.

Administrative Costs

Administrative costs of the Plan are absorbed by the Company.

DENTSPLY International Inc. 401(k) Savings Plan

Notes to Financial Statements
December 31, 2009 and 2008

Note 2 - Summary of Significant Accounting Policies

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Investments Valuation and Income Recognition

The Plan’s investments are reported at fair value.  The Plan values its investments and computes its net asset value per share at the close of the New York Stock Exchange (NYSE), normally 4 p.m. ET, each day that the NYSE is open for business.  Investments in the underlying funds are valued at their closing net asset value per share on the day of valuation.  Investments for which these valuation procedures are not appropriate or are deemed not to reflect fair value are stated at fair value as determined in good faith by the T. Rowe Price Valuation Committee, established by the fund’s Board of Directors.

Various inputs are used to determine the value of the fund’s investments.  These inputs are summarized in the three broad levels listed below

Level 1 - Quoted prices in active markets for identical securities

Level 2 - Observable inputs other than Level 1 quoted prices (including, but not limited to, quoted prices for similar securities, interest rates, prepayment fees, and credit risk)

Level 3 - Unobservable inputs

Observable inputs are those based on market data obtained from sources independent of the fund, and unobservable inputs reflect the fund’s own assumptions based on the best information available.  The input levels are not necessarily an indication of the risk or liquidity associated with investments at that level.  The fund’s investments are summarized by level, based on the inputs used to determine their values.

Participant loans are valued at their outstanding balance, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Investment Fees

Net investment returns reflect certain fees paid by the investment funds to their affiliated   investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents.  These fees are deducted prior to allocation of the Plan’s investment earnings activity and thus are not separately identifiable as an expense.

DENTSPLY International Inc. 401(k) Savings Plan

Notes to Financial Statements
December 31, 2009 and 2008

Note 2 - Summary of Significant Accounting Policies (Continued)

Payment of Benefits

Benefit payments to participants are recorded when paid.

Income Taxes

The Plan is exempt from federal income taxes under the Internal Revenue Code.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results may differ from those estimates.

New Accounting Policies

Codification

In June 2009, the Financial Accounting Standards Board (“FASB”) established the FASB Accounting Standards Codification (“Codification”) as the sole source of authoritative accounting principles generally accepted in the United States of America.  As a result, all references to accounting literature will conform to the appropriate reference within the Codification.  The adoption of the Codification, which became effective during September 2009, did not have any impact on the Plan’s financial statements.

Subsequent Events

In May 2009, a new accounting guidance was issued for disclosures about subsequent events. The new guidance requires the Plan to disclose the date through which it has evaluated subsequent events and whether the date represents the date the financial statements were issued or, were available to be issued.  The Plan has evaluated subsequent events through June 29, 2010, which is the date the financial statements have been filed with the SEC.

DENTSPLY International Inc. 401(k) Savings Plan

Notes to Financial Statements
December 31, 2009 and 2008

Note 3 - Fair Value Measurements

The Plan adopted guidance on fair value measurements as of January 1, 2008.  The guidance establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under the guidance are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted price for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The assets or liability fair value measurement level within the fair value hierarchy is based  on the lowest level of any input that is significant to the fair value measurement. Valuation  techniques used need to maximize the use of observable inputs and minimize the use of  unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair  value.  There have been no changes in the methodologies used at December 31, 2008.

Common stocks: Valued at the closing price reported on the active market on which the  individual securities are traded.

Mutual funds: Valued at the net asset value (“NAV”) of shares held by the plan at year end  by reference to the closing price reported on the active market

Common Trust: Common/collective funds are valued at net unit value held by the plan at  year end.  The value of these units is determined by the trustee based on the current market  values of the underlying assets of the common/collective trust.  Further information  concerning the common/collective trust fund may be obtained from their separate audited  financial statements

DENTSPLY International Inc. 401(k) Savings Plan

Notes to Financial Statements
December 31, 2009 and 2008

Note 3 - Fair Value Measurements (Continued)

Participant loans: Valued at outstanding balance, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriae and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement the reporting date.

	Assets at Fair Value as of December 31, 2009

	Level 1	Level 2	Level 3	Total
Mutual Funds:
Index Funds	$1,475,286	$-	$-	$1,475,286
Balanced Funds	4,680,017	-	-	4,680,017
Growth Funds - Domestic	24,709,680	-	-	24,709,680
Target Date Funds	33,103,177	-	-	33,103,177
International Equity Fund	2,966,963	-	-	2,966,963
Value Fund	5,911,846	-	-	5,911,846
Fixed Income Fund	6,421,958	-	-	6,421,958
Money Market Fund	7,112,361	-	-	7,112,361
Total Mutual Funds	86,381,288	-	-	86,381,288

Common Stock:
Healthcare - DENTSPLY Int'l Inc. Common Stock	14,774,713	-	-	14,774,713
Total Common Stock	14,774,713	-	-	14,774,713

Common Trust:
Index Funds	-	5,627,671	-	5,627,671
Total Common Trust	-	5,627,671	-	5,627,671

Participant Loans	-	-	2,730,437	2,730,437
Total assets at fair value	$101,156,001	$5,627,671	$2,730,437	$109,514,109

	Assets at Fair Value as of December 31, 2008

	Level 1	Level 2	Level 3	Total
Mutual Funds:
Index Funds	$995,740	$-	$-	$995,740
Balanced Funds	3,703,482	-	-	3,703,482
Growth Funds - Domestic	17,048,033	-	-	17,048,033
Target Date Funds	17,850,546	-	-	17,850,546
International Equity Fund	2,231,211	-	-	2,231,211
Value Fund	4,500,825	-	-	4,500,825
Fixed Income Fund	4,220,637	-	-	4,220,637
Money Market Fund	7,841,850	-	-	7,841,850
Total Mutual Funds	58,392,324	-	-	58,392,324

Common Stock:
Healthcare - DENTSPLY Int'l Inc. Common Stock	11,598,016	-	-	11,598,016
Total Common Stock	11,598,016	-	-	11,598,016

Common Trust:
Index Funds	-	4,366,141	-	4,366,141
Total Common Trust	-	4,366,141	-	4,366,141

Participant Loans	-	-	2,384,892	2,384,892
Total assets at fair value	$69,990,340	$4,366,141	$2,384,892	$76,741,373

DENTSPLY International Inc. 401(k) Savings Plan

Notes to Financial Statements
December 31, 2009 and 2008

Note 3 - Fair Value Measurements (Continued)

The table below sets forth a summary of changes in the fair value of the Plan's level 3 assets for the year ended December 31, 2009 and 2008.

	Level 3 Assets Year Ended December 31,
	2009	2008
	Participant loans	Participant loans

Balance, beginning of year	$2,384,892	$2,325,279

Purchases, sales, issuances and settlements (net)	345,545	59,613

Balance, end of year	$2,730,437	$2,384,892

DENTSPLY International Inc. 401(k) Savings Plan

Notes to Financial Statements
December 31, 2009 and 2008

Note 4 - Investments

As discussed in Note 3, the Plan adopted guidance on fair value measurements as of January 1, 2008. Information regarding the fair value of the Plan’s investment as of December 31, 2009 and 2008 is included in Note 3. Investments that represent five percent or more of the Plan’s net assets available for benefits are separately identified as of December 31:

Investments	2009		2008

At Fair Value as Determined by Quoted Market Prices:
Shares of Registered Investment Companies:
TRP Blue Chip Growth Fund	$12,221,075		$8,700,136
TRP Equity Income Fund	5,911,846		4,500,825
TRP Growth Stock Fund	6,860,310		5,005,577
TRP Summit Cash Reserves	7,112,361		7,841,850
Other Registered Investment Companies	54,275,696		32,343,936

Shares of Common Stock:
DENTSPLY International Inc. Common Stock	14,774,713		11,598,016

At Estimated Fair Value:
Shares of Common Trust:
TRP Equity Index Trust	5,627,671	*	4,366,141
Participant loans	2,730,437	*	2,384,892	*

	$109,514,109		$76,741,373

* This investment represented less than 5% of total net assets in the noted year.

Any interest and dividend income from the underlying assets of the common trust fund are included in net appreciation (depreciation) for the common trust fund. The net appreciation (depreciation) in the fair value of investments (including gains and losses on investments bought and sold, as well as held during the year) for each significant class of investments consists of the following for the years ended December 31:

	2009	2008

Investments Whose Fair Values Have Been Measured by Quoted Prices in an Active Market:
Mutual funds	$19,215,400	$(30,315,994)
Common stock	2,991,315	(6,614,262)

Investments Whose Fair Values Have Been Otherwise Determined:
Common/collective trust fund	1,194,052	(2,678,049)

	$23,400,767	$(39,608,305)

DENTSPLY International Inc. 401(k) Savings Plan

Notes to Financial Statements
December 31, 2009 and 2008

Note 5 - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time, subject to the provisions of ERISA.

Note 6 - Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated May 23, 2002, that the Original Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code.  Although the Plan has been amended and restated since receiving the letter, the Plan administrator and the Plan’s advisors believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, they believe the Plan was qualified and the related trust was tax-exempt as of the financial statement date.    The Company has submitted the Amended and Restated Plan effective January 1, 2009, for a new tax-exempt determination letter on December 30, 2009.  The application is in review with the IRS.

Note 7 - Related Party Transactions

During 2009 and 2008, certain Plan investments were shares of registered investment companies and a common trust managed by T. Rowe Price Trust Company.  In addition, the Plan offers an investment in DENTSPLY International Inc. Stock.  The transactions in these investments are party-in-interest transactions which are exempt from prohibited transaction rules of ERISA.

 Purchases made by the Plan for the investment in the Company’s common stock amounted to $2,498,018 and $4,439,655 for the years ended December 31, 2009 and 2008, respectively.  Sales made by the Plan for the investment in the Company’s common stock amounted to $2,312,637 and $2,929,022 for the years ended December 31, 2009 and 2008, respectively.

As of December 31, 2009, the Plan held approximately 420,094 shares of DENTSPLY International Inc. stock at a per share price of $35.17.  As of December 31, 2008, the Plan held approximately 410,700 shares of DENTSPLY International Inc. stock at a per share price of $28.24.

Note 8 - Return of Excess Contributions

The Plan distributed a total of $671 in February 2010 to affected Participants in order to correct an excess contribution.  The excess contribution was $623 and the related earnings thereon were $48.

Note 9 - Risks and Uncertainties

Investments of the Plan are exposed to various risks, such as interest rate, market, and credit.  Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect investment assets reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

DENTSPLY International Inc. 401(k) Savings Plan

Notes to Financial Statements
December 31, 2009 and 2008

Note 10 – Reconciliation of Financial Statements to Form 5500

A reconciliation of net assets available for benefits according to the financial statements to the Form 5500 consists of the following as of December 31:

	2009	2008

Net assets available for benefits per the financial statement	$115,179,090	$82,073,845
Amount allocated to withdrawing participants	-	(245)
Net assets available for benefits per the Form 5500	$115,179,090	$82,073,600

A reconciliation of benefits paid to participants according to the financial statements to the Form 5500 consists of the following for the year ended December 31:

	2009	2008

Benefits paid to participants per the financial statements	$6,815,946	$6,931,726
Amount allocated to withdrawing participants - current year	-	245
Amount allocated to withdrawing participants - prior year	(245)	(1,532)
Benefits paid to participants per the Form 5500	$6,815,701	$6,930,439

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

DENTSPLY International Inc. 401(k) Savings Plan

Employer Identification Number :  39-1434669
Plan Number :  004
Schedule H - Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2009

		(c)	(d)	(e)
	(b)	Description of	* *	Current
(a)	Identity of issue	investment	Cost	Value
	Assets
	Cash and cash equivalents			$62,189

	Investments, at fair value:
	Morgan Stanley International Equity, B	Mutual Fund	N/A	2,966,963
	PIMCO Total Return Fund	Mutual Fund	N/A	3,251,630
*	TRP Balanced Fund	Mutual Fund	N/A	4,680,017
*	TRP Blue Chip Growth Fund	Mutual Fund	N/A	12,221,075
*	TRP Equity Income Fund	Mutual Fund	N/A	5,911,846
*	TRP Extended Equity Market Index	Mutual Fund	N/A	1,475,286
*	TRP Growth Stock Fund	Mutual Fund	N/A	6,860,310
*	TRP New Horizons Fund	Mutual Fund	N/A	3,617,473
*	TRP Retirement Income Fund	Mutual Fund	N/A	173,551
*	TRP Retirement 2005 Fund	Mutual Fund	N/A	470,018
*	TRP Retirement 2010 Fund	Mutual Fund	N/A	2,654,920
*	TRP Retirement 2015 Fund	Mutual Fund	N/A	2,603,049
*	TRP Retirement 2020 Fund	Mutual Fund	N/A	4,130,823
*	TRP Retirement 2025 Fund	Mutual Fund	N/A	4,604,749
*	TRP Retirement 2030 Fund	Mutual Fund	N/A	5,671,440
*	TRP Retirement 2035 Fund	Mutual Fund	N/A	5,430,852
*	TRP Retirement 2040 Fund	Mutual Fund	N/A	4,794,066
*	TRP Retirement 2045 Fund	Mutual Fund	N/A	1,888,553
*	TRP Retirement 2050 Fund	Mutual Fund	N/A	463,382
*	TRP Retirement 2055 Fund	Mutual Fund	N/A	217,774
*	TRP Science & Technology Fund	Mutual Fund	N/A	2,010,822
*	TRP Spectrum Income Fund	Mutual Fund	N/A	3,170,328
*	TRP Summit Cash Reserves	Mutual Fund	N/A	7,112,361
*	TRP Equity Index Trust	Common Trust	N/A	5,627,671
*	DENTSPLY International Inc. common stock	Common Stock	N/A	14,774,713
*	Participant loans	4.25% - 10.5%	0	2,730,437

		Total Investments		$109,576,298
*	Party-in-interest
* *	Historical cost has not been presented since all investments are participant-directed.